                                                 ONE SHELL PLAZA     AUSTIN
                                                 910 LOUISIANA       BAKU
BAKER BOTTS L.L.P.                               HOUSTON, TEXAS      DALLAS
                                                 77002-4995          DUBAI
                                                 713.229.1234        HONG KONG
                                                 FAX 713.229.1522    HOUSTON
                                                                     LONDON
                                                                     MOSCOW
                                                                     NEW YORK
                                                                     RIYADH
                                                                     WASHINGTON

                                                 Dora B. Tognarelli
                                                 713.229.1433
                                                 FAX 713.229.2733
                                                 dora.tognarelli@bakerbotts.com

July 15, 2005

001166.1319

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

      Re: Amendment No. 3 to Registration Statement on Form S-4 (Reg. No. 333-123182) of CenterPoint Energy, Inc. (the "Registration Statement").

Ladies and Gentlemen:

      On behalf of CenterPoint Energy, Inc. (the "Company"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, Amendment No. 3 to the Registration Statement on Form S-4 (Reg. No. 333-123182) of the Company. Amendment No. 3 reflects certain updating and other changes in connection with the acceleration request that is also being transmitted herewith.

      Please contact Gerald M. Spedale (713.229.1734), James H. Mayor (713.229.1749) or the undersigned (713.229.1433) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed. In addition, please send copies of all written correspondence with the Company directly to Mr. Gerald M. Spedale, Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002 (fax number: 713.229.7734), with a copy to Steven R. Loeshelle, counsel to the dealer manager, at Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019 (fax number: 212.259.6161).

                                                     Very truly yours,

                                                     BAKER BOTTS L.L.P.

                                                     By: /s/ Dora B. Tognarelli
                                                         ----------------------
                                                     Dora B. Tognarelli

cc:   Mr. Rufus S. Scott
      CenterPoint Energy, Inc.

      Mr. Gerald M. Spedale
      Ms. Margo S. Scholin
      Mr. James H. Mayor
      Baker Botts L.L.P.

BAKER BOTTS L.L.P.                                                July 15, 2005

Securities and Exchange Commission

      Mr. Steven R. Loeshelle
      Dewey Ballantine LLP

                                      -2-